



INVEST IN COIN AND CARD AUCTIONS TODAY

A breakthrough technology — the first of its kind in history — Looks to propel numismatics and collectible items into a whirlwind of unlocked potential.

Target Amount: $5,000.00

0%

$.75 per Share & $250 Minimum Investment

INVEST NOW

Form C   Offering Memorandum

Coin & Card is using state-of-the-art technology to bring numismatics (and the collectibles market as a whole) into the 21st century.

Their technology will allow — *for the first time in history* — collectibles to be graded by strict, objective, and precise standards, unlocking a brave new world of selling, trading, licensing, and other one-of-a-kind opportunities in the digital age.

Here's the full story:



WHY INVEST IN COIN & CARD AUCTIONS

An Unprecedented Technology

At the center of this breakthrough is Coin & Card's nano-scanning technology that has the ability to grade coins (and other collectibles) at **nano-level precision.** The technology uses a combination of height, surface,

Full Validation: Combining AI with Deep Neural Networks

What makes Coin & Card's technology so powerful and impressive is the ability to marry artificial intelligence with **Deep Neural Networks (DNN)**

Third Party Grading Stabilization

A fully objective grading technology with accurate and dependable results opens the door to a number of possibilities. First, it allows **third-party grading stabilization**, meaning that

Digital Fingerprint IP

In addition to its use in grading objectivity and third-party utility, Coin & Card is also ensuring *legitimacy from a legal and IP standpoint*. Each grading through Coin & Card will **automatically generate an NFT** (a digital title for

A Foolproof System For An Unlimited Marketplace

Altogether Coin & Card has created an **easily accessible** technology …

…with **many technological advancements.**

…to create **a new digital age** for

and color measurements to qualify the item according to established grading standards. The most common standards are the American Numismatic Association (for coins) and the PSA Grading Scale (for sports cards).

Up to this point, numismatics grading has been a *purely subjective* practice and the value of collectibles has always been subjected to the faults and inconsistencies of human bias. Coin & Card is changing that with the **world's first fully objective grading technology**.

in its grading application.

AI is a valuable tool by itself, though combined with DNN, the two create more powerful data processing engine, as DNN operates in data processing layers and is based in proven tech stacks like Microsoft Azure (Microsoft Azure Stack Cloud Caribbean | SALT Technology Group). Coin & Card is able to use these technologies, along with **input from some of the world's foremost AI, DNN, and numismatics experts, to build and reference a powerful**, scalable numismatics database. This database will then serve as the foundation for numismatics

third parties (i.e., grading companies) will be able to grade collectibles at a consistent, accurate level. It not only **removes the faults of human bias and error**, but also allows for the growth of a greater, legitimate marketplace for collectibles.

Coin & Card plans to scale this by licensing its technologies to PCGS (Professional Coin Grading Services – About PCGS), NGC (Numismatic Guaranty Company – About NGC), ANACS (American Numismatic Association Certification Service – About ANACS) and creating a **mobile application that will allow users to "point and click" with their**

the physical asset) for the collectible, and consequently ensures that the owner receives the **appropriate royalties on subsequent resales, POS, asset transfers/deliveries, etc**. through an automatic trigger in Coin & Card's database.

Additionally, this system will have built in **pre- and post-sale asset authentication**. This means that the buyer and seller can validate their collectible (a) in our database (b) or when graded by a third party for example, 1938-D PCGS MS67 Cert number 71356570 would be included in our report and can be authenticated by the consumer (buyer or seller) simple by going to PCGS Cert

numismatics and other collectibles...

...effectively allowing Coin & Card **to maximize all profit and market opportunities** in the space ...

...**by being the central, indispensable technology at the core of each Web2 and Web3 market interaction**...

The Web2 numismatic global industry market size is $8.7 billion (2022) with projected growth potentially reaching $20.9 billion by the end of 2031, and the sports card market cap was valued at USD $7.8 billion in 2021 and is projected to reach USD $20.5 billion by 2030.

[Sources: Coin Collection Market Growth and

referencing, **counterfeit detection**, and other valuable applications.

smartphone camera and instantly identify and grade raw numismatics. That on-demand grading technology will, of course, **ensure validation through the AI and DNN databases**, and then make possible the selling of the validated collectible on any Web2 or Web3 marketplace.

Want to know more about Web2 and Web3? Here's some resources:

What Is Web 2.0? Definition, Impact, and Examples (investopedia.com)

What is Web3 and why is it important? | ethereum.org

Web3 Made Easy

Verification and typing in the cert number).

Research Insights by 2031, The World of Sports Trading Cards: Market Overview And Insights]

Additionally, per a Market Decipher report, the Collectibles market size was estimated at $402 billion in 2021! This figure is expected to go beyond $1 Trillion by 2032.

[Source: The Sports Backdrop – Web3 | The Collectibles Market Size Is $402 Billion! | + Crypto and Cultural Assets on Stitcher*]*

...think of Coin & Card's technology in the same vein as PayPal being the necessary technology for eBay to become the internet phenomenon that it's become.

This creates a unique opportunity for investors...

An Unprecedented Technology

At the center of this breakthrough is Coin & Card's nano-scanning technology that has the ability to grade coins (and other collectibles) at **nano-level precision.** The technology uses a combination of height, surface, and color measurements to qualify the item according to established grading standards. The most common standards are the American Numismatic Association (for coins) and the PSA Grading Scale (for sports cards).

Up to this point, numismatics grading has been a *purely subjective* practice and the value of collectibles has always been subjected to the faults and inconsistencies of human bias. Coin & Card is changing that with the ***world's first fully objective grading technology***.

Full Validation: Combining AI with Deep Neural Networks

What makes Coin & Card's technology so powerful and impressive is the ability to marry artificial intelligence with **Deep Neural Networks (DNN)** in its grading application.

AI is a valuable tool by itself, though combined with DNN, the two create more powerful data processing engine, as DNN operates in data processing layers and is based in proven tech stacks like Microsoft Azure (Microsoft Azure Stack Cloud Caribbean | SALT Technology Group). Coin & Card is able to use these technologies, along with ***input from some of the world's foremost AI, DNN, and numismatics experts, to build and reference a powerful***, scalable numismatics database. This database will then serve as the foundation for numismatics referencing, **counterfeit detection**, and other valuable applications.

Third Party Grading Stabilization

A fully objective grading technology with accurate and dependable results opens the door to a number of possibilities. First, it allows **third-party grading stabilization**, meaning that third parties (i.e., grading companies) will be able to grade collectibles at a consistent, accurate level. It not only ***removes the faults of human bias and error***, but also allows for the growth of a greater, legitimate marketplace for collectibles.

Coin & Card plans to scale this by licensing its technologies to PCGS (Professional Coin Grading Services – About PCGS), NGC (Numismatic Guaranty Company – About NGC), ANACS (American Numismatic Association Certification Service – About ANACS) and creating a ***mobile application that will allow users to "point and click" with their smartphone camera and instantly identify and***

grade raw numismatics. That on-demand grading technology will, of course, **ensure validation through the AI and DNN databases**, and then make possible the selling of the validated collectible on any Web2 or Web3 marketplace.

Want to know more about Web2 and Web3? Here's some resources:

What Is Web 2.0? Definition, Impact, and Examples (investopedia.com)

What is Web3 and why is it important? | ethereum.org

Web3 Made Easy

Digital Fingerprint IP

In addition to its use in grading objectivity and third-party utility, Coin & Card is also ensuring *legitimacy from a legal and IP standpoint*. Each grading through Coin & Card will **automatically generate an NFT** (a digital title for the physical asset) for the collectible, and consequently ensures that the owner receives the **appropriate royalties on subsequent resales, POS, asset transfers/deliveries, etc**. through an automatic trigger in Coin & Card's database.

Additionally, this system will have built in **pre- and post-sale asset authentication**. This means that the buyer and seller can validate their collectible (a) in our database (b) or when graded by a third party for example, 1938-D PCGS MS67 Cert number 71356570 would be included in our report and can be authenticated by the consumer (buyer or seller) simple by going to PCGS Cert Verification and typing in the cert number).

A Foolproof System For An Unlimited Marketplace

Altogether Coin & Card has created an **easily accessible** technology …

…with **many technological advancements.**

…to create **a new digital age** for numismatics and other collectibles…

…effectively allowing Coin & Card **to maximize all profit and market opportunities** in the space …

…*by being the central, indispensable technology at the core of each Web2 and Web3 market interaction*…

The Web2 numismatic global industry market size is $8.7 billion (2022) with projected growth potentially reaching $20.9 billion by the end of 2031, and the sports card market cap was valued at USD $7.8 billion in 2021 and is projected to reach USD $20.5 billion by 2030.

[Sources: Coin Collection Market Growth and Research Insights by 2031, The World of Sports Trading Cards: Market Overview And Insights]

Additionally, per a Market Decipher report, the Collectibles market size was estimated at $402 billion in 2021! This figure is expected to

go beyond $1 Trillion by 2032.

[Source: The Sports Backdrop – Web3 | The Collectibles Market Size Is $402 Billion! | + Crypto and Cultural Assets on Stitcher*]*

...think of Coin & Card's technology in the same vein as PayPal being the necessary technology for eBay to become the internet phenomenon that it's become.

This creates a unique opportunity for investors...



INVEST NOW

High Tech Breakthrough Disrupts Collectibles Market...

Aiming to Unlock Hundreds of Millions of Dollars In Hidden Value

Meet the company behind it...

Suddenly, if you're the guy with a box of coins in your basement, you're able to take a picture with your phone and get a realistic valuation of their actual worth — all thanks to Coin And Card.

This technology is being brought to the market by Coin And Card Auctions, Inc., a company that has identified the massive faults and inconsistencies in the collectibles market — and found a 21st century technology solution.

We feel this solution would not only prove invaluable in remedying the grading inaccuracies in the collectibles market, but also potentially unlock hundreds of millions of dollars in new transactions.

All innovative securities have risks, which should be reviewed along with these 5 reasons to invest in Coin And Card today:

REASON #1: THE COLLECTIBLES MARKET IS A SLEEPING GIANT THAT'S IN NEED OF A 21ST CENTURY SOLUTIONS

All over America, old coins, sports cards, and other memorabilia have been lying in basements, closets, and attics with no apparent value or purpose. While many would consider these items as a thing of the past (and perhaps even as "junk"), they could be about to rediscover real value and be at the center of what is expected to be a continually growing market.

This is where Coin and Card comes in.

Coin And Card Auctions, Inc. is a newly formed group of numismatist experts and collectible professionals that, with their combined knowledge and resources, are aiming to bring the collectibles industry into the 21st century through nano-level scanning technology and smartphone accessibility.

How is this going to happen?

Let's explain how the company's technology works and why it's so revolutionary ...

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REASON #2: COIN AND CARD WILL CREATE A NEW, HIGH-TECH STANDARD FOR GRADING

Coin & Card's first breakthrough is a state-of-the-art, nano-scanning technology that can be used to grade the quality of collectibles which the company believes will thereby establish their value with minimal risk of inaccuracy or inconsistency.

In fact, it's similar to the nano-scanning technology that the U.S. Mint uses ...

Here's how the scanning technology works:

- The company's laser scanner scans the collectible and quantifies its precise height, surface, and color measurements.
- Those measurements are then converted into millions of data points and processed using deep neural network technologies and algorithms and stored on relational databases— through the company's patent-pending technologies — and assessed according to the American Numismatic Association (ANA) grading guidelines and industry accepted grading systems (for coins) and the PSA Grading Scale (for sports cards).
- At home, consumers can then take a picture of their collectible and subsequently, through a data query, run an analysis of it according to the company's data sets.
- Each query compares your coin or card data to similar data on a deep neural network with AI learning and immediately compares your graded or ungraded coin or card against program generated grade ranges and variables, and in a Web3 royalties supported marketplace, automatically establishing residual income opportunities available via smart contract and NFT.
- This unique digital identification gives consumers the confidence to 1) validate and authenticate pre- and post-sale the authenticity of the asset, 2) easily list or purchase the asset, 3) make and receive payments on the asset, 4) manage pre- and post- sale identification of the asset, and/or 5) distribute the asset onto a marketplace or blockchain platform.

At its core, Coin And Card's innovation allows technology to replace subjectivity.

The importance of which cannot be overstated!

Up to this point, the collectibles industry has been led by an experienced small group and while it's grown into a marketplace, it is fraught with inconsistency, fraud, lack of real expertise, and other issues.

Coin And Card's technology is groundbreaking because it aims to remove the faulty, subjective nature of grading ...

... which is believed to not only challenge the legitimacy of the industry, but also discourage new buyers and sellers from entering the market because the risk of getting an inaccurate valuation is so high.

With Coin And Card's new technology, the company is aiming to remove the risk and hesitation by providing an accurate, objective standard of grading.

But that's just the tip of the iceberg ...

... it gets way more interesting.

Simply click here to learn how to invest in Coin And Card Auctions, Inc.

INVEST NOW

REASON #3: COIN AND CARD CAN SCALE ITS TECHNOLOGY DIRECTLY TO THE CONSUMER

Not only could Coin And Card be setting a new reliable standard for collectible grading and valuation — it will have the ability to scale this technology directly to collectors and consumers ...

... in other words, they are going to put the power of this technology into an accessible and useful format for consumers and businesses.

To do this, the company is partnering with a world-renowned software development company to format its state-of-the-art grading technology into a software application ...

... one that will ultimately be compatible with smartphones — to the point where collectors and consumers can literally take a picture of a collectible from their smartphone camera and receive a real-world valuation and grade within seconds!

That's not all ...

... with Coin And Card's applied expertise, a user will also gain access to a litany of information about the collectible. This could include the history of the item, where it was made, how many of its type are in circulation, what its market value is, etc.

Suddenly, if you're the guy with a box of coins in your basement, you're able to take a picture with your phone and get a realistic valuation of their actual worth — all thanks to Coin And Card.

On top of that, Coin And Card will be able to compile all this user-facilitated data into a larger database ...

... which will only further reinforce the company's expertise and dominance in the industry ...

You see, the company's patent-pending process would make it the first of its kind to integrate nano-level grading, pre- and post- sale authentication, and a smartphone/blockchain/NFT application.

This can empower the consumer to not only identify and determine value of their collectibles through their smartphone. It will give them the ability to:

- Order and download a comprehensive comparative analysis of the collectible
- Request a nano level scan of the collectible
- Originate an NFT of the collectible

- Authenticate an asset-backed NFT/Coins or NFT/Sports Trading Cards from the collectible
- Establish a chain of title from the collectible
- Establish a title transfer and potentially earn residual income (royalty) each time a registered NFT/Coin or registered NFT/Sports Card titles and collectible transfers ownership

But it gets even better ...

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REASON #4: THIS TECH CAN CREATE A MASSIVE NEW MARKETPLACE

With the advent of reliable, standardized grading, Coin And Card aims to open a wealth of opportunity in new markets ...

Coin And Card's technology will not only allow users to get accurate grades and valuations within seconds, it will also give them a unique tech platform on which to buy and sell their collectibles ...

... in a word, they are essentially combining the valuation process and the buying/selling process and putting it all into online relational database marketplaces and easy to use smartphone applications.

This could open the door to all kinds of new businesses and ventures ...

... think of how Amazon has given sellers all over the world the power to sell consumer items and inventory through their platform.

Coin And Card is essentially doing the same thing — but in the collectibles market niche.

Sellers will also have a powerful incentive to use Coin And Card's tech platform:

▪ They will have the ability to compound royalties over time with repetitive sales, benefit from high-accuracy technology based grading and have physical and downloadable analysis and reports supporting grading, consumer interactive marketplaces and web2/global web3 marketplaces.

▪ A typical numismatics marketing platform costs users anywhere from 14-30% of their list price to feature an item on their marketplace.

▪ Coin And Card offers a flat $100 monthly subscription fee with no limits on sales volume or alternately, no monthly subscription fee with low-cost listing options (from 3% and 5% of sales)

Altogether, the combined grading, database, and marketplace brings an organized, unprecedented methodology to both numismatics and sports trading cards.

Which sets it up for a very bright future ...

Simply click here to learn how to invest in Coin And Card Auctions, Inc.

INVEST NOW

REASON #5: COIN AND CARD COULD QUICKLY BECOME A PRIME ACQUISITION TARGET

With everything Coin and Card is doing for the collectibles market, it's possible the company could reach its goals and become an acquisition target...

... the company is setting a historical precedent — bringing the entire industry online to the benefit of anyone who owns heirloom coins and other rarities and collectibles — while setting unprecedented technical standards and legitimacy in the process.

For businesses and consumers alike, Coin And Card is positioning to become the go-to solution for anything in the collectibles market. This is why Coin & Card is offering all investors a unique Reg CF opportunity.

At this time, Coin & Card Auctions, Inc. is offering a set number of common stock shares to investors for $0.75 each — with a minimum investment of $250 (~334 shares).

Simply click here to learn how to invest in Coin And Card Auctions, Inc.

INVEST NOW

You Can Invest In Coin And Card Now — Even If You're Not An Accredited Investor

It wasn't that long ago that only the wealthy who fit the U.S. government's arbitrary definition of an "accredited investor" had access to pre-IPO opportunities like this.

But thanks to Regulation CF— part of the Jumpstart Our Business Startups (JOBS) Act, which became law in 2012 — early-stage companies such as Coin & Card can now raise up to $5 million from investors who are "unaccredited" (though accredited investors are welcome to take part, as well).

In other words, now just about anyone can get in on terrific opportunities that were once reserved for the wealthy and big institutional investors.

The Coin And Card Offering

At this time, Coin And Card Auctions, Inc. is offering a set number of common stock shares to investors for $0.75 each — with a minimum investment of $250 (which gives you ~334 shares).

Investor Limitations

Investors are limited in how much they can contribute to crowdfunding offerings during any 12-month period.

This limitation is based on each investor's net worth (excluding the value of their primary residence) and annual income.

- If either their annual income or net worth is less than $124,000, then, during any 12-month period, they are limited to investing to the greater of either (A) $2,200 or (B) 5% of the greater of their annual income or net worth.
- If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.
- If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, then no investment limits apply.

Rescission Offer

FAQs

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Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

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Join the Discussion

4 Comments   🔴 1 **Login** ▼

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♡ **2**   **Share**   **Best** Newest Oldest

RH **Rob H**   — 🏳
        7 months ago

        Is there an exit strategy in order for me to get my money back?

             0   0   **Reply** • Share ›

        M **Mike Johnson**   ➜ Rob H   — 🏳
               7 months ago

               Hello Rob

               There is an exit strategy. Please feel free to contact me for details at
               ceo@coinandcardauctions.com

                    0   0   **Reply** • Share ›

HR **H Ray**   — 🏳
        a year ago

        Selling card andcoins

             0   0   **Reply** • Share ›

        M **Mike Johnson**   ➜ H Ray   — 🏳
               7 months ago

               Hello Ray

               Coin and Card Auctions offers a marketplace you can create an account on and post both coins
               and cards on. Https://www.coinandcardauct...

                    0   0   **Reply** • Share ›

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

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